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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ONE)*

                      FIRST ROBINSON FINANCIAL CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   336188 10 7
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                                 (CUSIP Number)

                                  RICK L. CATT
                     501 E. MAIN STREET, ROBINSON, IL 62454
                                 (618) 544-8621
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 28, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to bE sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 336188 10 7                       Schedule 13D/A
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    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).


           RICK L. CATT
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    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)    X
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    3.     SEC Use Only
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    4.     Source of Funds (See Instructions)
           PF, OO
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    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)
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    6.     Citizenship or Place of Organization
           UNITED STATES
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Number of           7.      Sole Voting Power
Shares Bene-                16,912
ficially by
Owned by Each       ------------------------------------------------------------
Reporting
Person With         8.      Shared Voting Power
                            92
                    ------------------------------------------------------------

                    9.      Sole Dispositive Power
                            8,461
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                    10.     Shared Dispositive Power
                            8,543
------------------- ------------------------------------------------------------

    11.    Aggregate Amount Beneficially Owned by Each Reporting Person
           17,004
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    12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)
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    13.    Percent of Class Represented by Amount in Row (11)
           3.3%
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    14.    Type of Reporting Person (See Instructions) IN


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ITEM 1.  SECURITY AND ISSUER

        The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First Robinson Financial Corporation (the "Company"), located at 501 E. Main Street, Robinson, Illinois 62454.

ITEM 2.  IDENTITY AND BACKGROUND

        The name and address of the person filing this statement is Rick L. Catt, 501 E. Main Street, Robinson, Illinois 62454. Mr. Catt is a director and President and Chief Executive Officer of the Company and the Company's wholly owned subsidiary, First Robinson Savings Bank, N.A. (the "Bank"), at the address stated above. During the last five years, Mr. Catt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

        Mr. Catt is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Catt acquired beneficial ownership of 17,004 shares of Common Stock as follows:

        (i) 92 shares purchased by Mr. Catt jointly with his wife with personal funds at an aggregate cost of $920.

        (ii) On April 7, 2005, Mr. Catt received 2,367 shares of common stock from exercising 8,000 underlying stock options which were awarded to him in consideration for his service as a director and officer of the Company and the Bank. Mr. Catt sold the 2,367 shares June 14, 2005 and received $53,257.50.

        (iii) 5,701 shares allocated to Mr. Catt's account under the Company's Employee Stock Ownership Plan (the "ESOP").

        (iv) 8,461 shares held for Mr. Catt's benefit by the Company's 401-K
Plan;

        (v) 2,750 shares held for Mr. Catt's benefit by the Company's Directors Retirement Plan.

ITEM 4.  PURPOSE OF TRANSACTION

        Except with respect to the ESOP allocations and stock options awarded to Mr. Catt by the Company as compensation, all of the shares purchased and/or acquired by Mr. Catt are for investment purposes. Mr. Catt may, from time to time depending upon market conditions and other investment considerations, purchase additional shares of Common Stock for investment or dispose of shares of the Common Stock. As a director and President and Chief Executive Officer of the Company, Mr. Catt regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

        Except as noted above, Mr. Catt has no plans or proposals which relate to or would result in:

        (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

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        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) any material change in the present capitalization or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        The aggregate number of shares of Common Stock beneficially owned by Mr. Catt as of the date of this filing is 17,004 shares, representing 3.3% of the shares of Common Stock outstanding. Of these shares, Mr. Catt has sole voting power over 16,912 shares (including 5,701shares allocated to Mr. Catt's ESOP account and 2,750 shares allocated to Mr. Catt's Directors Retirement Plan account over which Mr. Catt has no dispositive powers) and sole dispositive power over 8,461 shares. The 17,004 shares include 92 shares owned jointly with Mr. Catt's wife, over which Mr. Catt may be deemed to have shared voting and dispositive powers.

        Mrs. Catt's address is c/o First Robinson Financial, 501 E. Main Street, Robinson, Illinois 62454. During the last five years, Mrs. Catt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws.

        Mrs. Catt is a citizen of the United States of America.

        During the 60-day period prior to the date of this filing, Mr. and Mrs. Catt did not effect any transactions in the Common Stock, except as noted in
Item 3(ii).

        No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares held by Mr. Catt except the 92 shares held jointly with Mr. Catt's wife and except in the case of the 5,701 shares held in Mr. Catt's ESOP account, the trustee of the ESOP, and except in the case of the 2,750 shares held in Mr. Catt's Directors Retirement Plan account, the trustee of the DRP.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts arrangements, understandings or relationships (legal or otherwise) between Mr. Catt and any person with respect to any securities or the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withhold of proxies. None of the shares of Common Stock

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beneficially owned by Mr. Catt are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        None.











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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 28, 2005                                   /s/ Rick L. Catt
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